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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC File Number
8-66290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 1/1/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Phoenix Global Capital Management, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1000 Skokie Blvd, Suite 120
(No. and Street)

Wilmette	IL	60091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James McCarthy (847) 251-5411
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, #200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **William Taki, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

OFFICIAL SEAL
JUDITH OYOUNG
Notary Public - State of Illinois
My Commission Expires Oct 9, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. (a Delaware Corporation) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Phoenix Global Capital Management, Ltd. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 13, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

Phoenix Global Capital Management, Ltd.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	499,691
Receivables from clients and correspondents		13,755
Prepaid expenses		6,328
Other assets		1,778
		521,552
Liabilities and Stockholder's Equity		
Accounts payable	$	1,714
Due to stockholder		1,000
Total Liabilities		2,714
Common stock		100
Additional Paid in Capital		30,000
Reatined earnings		488,738
Total Stockholder's Equity		518,838
Total Liabilities and Stockholder's Equity	$	521,552

The accompanying notes are an integral part of this financial statement

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2014

1. Organization and Summary of Significant Accounting Policies

Organization

Phoenix Global Capital Management, Ltd. ("PGCM", or "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Wilmette, Illinois. The financial statements of PGCM are presented on the accrual basis of accounting.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge funds of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results.

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and money market accounts.

Fair market measurement

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by *ASC 820, Fair Value Measurements and Disclosures*.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Summary of Significant Accounting Policies (Continued)

Furniture and equipment

Property and equipment is recorded at cost, and has been fully depreciated. As a result, there was no depreciation expense for the year ended December 31, 2014.

Revenue recognition

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these funds enter into written investment management agreements with all of their clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of the assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. The fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients.

Receivables from broker-dealers and clearing organizations

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectability of these receivables based on a combination of factors, including aging and historical trends. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Subsequent events

Management evaluated all activity of the Company through February 13, 2015 and concluded that no subsequent events have occurred that would require recognition in financial statements or disclosures in the related notes to the financial statements.

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Uncertainty in income taxes

Phoenix Global Capital Management, Ltd. is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual stockholder is taxed on all of the Company's income. Phoenix Global Capital Management, Ltd. may be subject to certain state taxes; which total $0 for the year ended December 31, 2014.

The Company has adopted the provisions of FASB ASC Topic 740, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are 2014, 2013, 2012 and 2011.

2. **Concentration of credit risk**

As of December 31, 2014, the Company's cash and cash equivalents were deposited in four financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. There are no accounts in excess of FDIC limits.

3. **Net capital requirements**

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2014 the Company had net capital and net capital requirements of $496,977 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 1%.

4. **Commitments and contingencies**

The Company leases office facilities from a related entity under a 1-year lease which expired on December 31, 2014, and was extended for 1 year on January 1, 2015. Annual rent expense under the expired lease was $1,200. The minimum rental payments required under the operating lease agreement, as extended, for the year ended December 31, 2014 is $1,200.

5 **Consulting service agreements.**

The Company, as of December 31, 2014, had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

6 **Concentration in revenue**

In 2014, one client accounted for 100% of the Company's revenues.

7. **Common stock**

As of December 31, 2014 stockholder's equity includes common stock as follows:
Shares authorized 1,000; 100 shares of $1 par value issued and outstanding at $301 per share.